EXHIBIT 8.1
                                FORM OF OPINION











Capital Bank
c/o Mr. James A. Beck
4400 Falls of  Neuse Road
Raleigh, North Carolina  27609



                        Re: Agreement and Plan of Reorganization and Share Exchange by and among Capital Bank, Capital Bank Corporation, and Home Savings Bank of Siler City, Inc., SSB.

Dear Mr. Beck:

Pursuant to your request and as required by Article VII, Section 7.01.F of the Agreement and Plan of Reorganization and Share Exchange by and among Capital Bank, Capital Bank Corporation, and Home Savings Bank of Siler City, Inc., SSB dated as of September 29, 1998 (the "Agreement"), we are providing you our opinion of certain federal income tax consequences of the transaction described herein. Unless otherwise noted, all section references herein shall be to the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations thereunder.


Facts

A.    Parties to the Proposed Transaction

            1.    Capital Bank Corporation ("CBC")

                  CBC is a North Carolina corporation with its principal office and place of business located at 4400 Falls of Neuse Road, Raleigh, North Carolina. CBC is authorized by its Articles of Incorporation to issue 20,000,000 shares of voting common stock, each of no par value (the "CBC Common Stock"), of which there was 1 share issued and outstanding as of August 31, 1998.

Mr. James A. Beck       Page 2



            2.    Capital Bank ("Capital")

                  Capital is a North Carolina commercial bank with its principal office and place of business located at 4400 Falls of Neuse Road, Raleigh, North Carolina. Capital is authorized by its Articles of Incorporation to issue 20,000,000 shares of common stock, each of $5.00 par value (the "Capital Stock"), of which there were 2,477,651 shares issued and outstanding as of June 30, 1998.

            3.    Home Savings Bank of Siler City, Inc., SSB ("Home")

                  Home is a North Carolina savings bank with its principal office and place of business located at 300 East Raleigh Street, Siler City, North Carolina. Home is authorized by its Articles of Incorporation to issue 5,000,000 shares of common stock, each of $1.00 par value (the "Home Stock"), of which there were 922,686 shares issued and outstanding as of August 31, 1998.

            4. Shareholders of Home Savings Bank of Siler City, Inc., SSB ("Home Shareholders")

                  Home is a publicly owned company. Home stock is reported over-the-counter in the "pink sheets" by the National Daily Quotation System published by the National Quotation Bureau, Inc.


B.    Proposed Transaction Between the Parties

      Prior to the Effective Time (as defined below) of the Agreement, each share of Capital Stock outstanding shall be exchanged for or converted into one share of CBC's Common Stock. As a result, Capital will be a wholly owned subsidiary of CBC.

      Pursuant to the Agreement and in accordance with North Carolina law, Home Shareholders and CBC shall consummate a share exchange (the "Exchange") whereby each of the outstanding shares of Home's common stock will be exchanged solely for shares of CBC Common Stock. The separate corporate existence of Home and CBC shall continue unaffected and unimpaired by the Exchange.

      Upon consummation of the Exchange, Home shall continue to operate under the name "Home Savings Bank of Siler City, Inc., SSB" as a wholly-owned subsidiary of CBC and will continue to conduct the business of a North Carolina savings bank at the then legally established branch and main office of Home. The duration of the corporate existence of Home shall be perpetual and unlimited.

Mr. James A. Beck       Page 3


      The Exchange is expected to provide CBC with certain business advantages in comparison to CBC's current structure, including increased ability to expand the business and economies of scale.

      Pursuant to the Agreement, the Home Shareholders will receive (through a designated transfer agent) 1.28 shares of the CBC Common Stock, rounded to the nearest whole share, for each share of Home Stock held immediately prior to the Effective Time (as defined below) of the Exchange. No fractional shares of CBC Common Stock will be issued to the Home Shareholders. Instead, CBC shares to be issued will be rounded to the nearest whole share and any shareholder of Home who would otherwise be entitled to receive five-tenths (.5) or more of a share will instead receive an additional whole share; and any shareholder who would otherwise be entitled to less than five-tenths (.5) of a share will not receive any consideration for such fractional interest.

      Pursuant to the Agreement, Home and Capital have entered into a certain Stock Option Agreement (the "Stock Option Agreement") whereby Capital has the option to acquire 183,615 shares of Home common stock at a price of $11.75 per share payable in cash (the "Option"). Capital may exercise the Option, in whole or in part, at any time or from time to time if a Purchase Event (as defined in the Stock Option Agreement) shall have occurred and be continuing; provided that to the extent the Option shall not have been exercised, it shall terminate and be of no further force or effect upon the earliest to occur of (i) the Effective Time of the Exchange or (ii) termination of the Agreement in accordance with the provisions thereof prior to the occurrence of a Purchase Event (other than a termination resulting from a breach by Home of any covenant contained therein) or (iii) six months after termination of the Agreement if such termination follows the occurrence of a Purchase Event or is due to a breach by Home of any covenant contained therein.

      Any shareholder of Home who has and properly exercises the right of dissent and appraisal with respect to the Exchange as provided in Article 13 of the North Carolina Business Corporation Act ("Dissenters Rights") shall be entitled to receive cash payment of the fair value of all of his or her shares of Home Stock from the Escrow Fund (defined below) in the manner and pursuant to the procedures provided therein, subject further to the conditions set forth in Article VII, Section 7.03H of the Agreement. Shares of Home Stock held by persons who exercise Dissenters Rights shall not be exchanged for CBC Common Stock as provided above. However, if any shareholder of Home who exercises Dissenters Rights shall fail to perfect his or her right to receive cash payment as provided above, or effectively shall waive or lose such right, then each of his or her shares of Home Stock, at CBC's sole option, shall be deemed to have been converted into the right to receive CBC Common Stock as of the Effective Time (as defined below).

      Upon its receipt of any notice of a Home Shareholder's intent to assert Dissenters Rights pursuant to the North Carolina Business Corporation Act, Home shall establish an escrow fund (the "Escrow Fund") with an independent third party (the "Escrow Agent")

Mr. James A. Beck       Page 4

      reasonably satisfactory to Capital and CBC, from which the Escrow Agent shall make all payments, whether before or after the Effective Time, necessary with respect to the exercise of such Dissenters Rights.

      Neither CBC nor Capital nor any entity affiliated with either CBC or Capital shall, directly or indirectly, contribute any funds to the Escrow Fund. Home shall deposit in the Escrow Fund an amount, subject to Capital's and CBC's approval, that Home reasonably believes is sufficient to pay fully the claims of all Home Shareholders asserting Dissenters Rights, and shall make additional deposits to the Escrow Fund as Home, Capital, or CBC may reasonably determine to be necessary to satisfy such claims. In the event funds remain in the Escrow Fund after all claims for payment pursuant to Dissenters Rights have finally expired, terminated, or have been finally satisfied or settled, then any balance remaining in the Escrow Fund shall be returned to Home.

      The "Effective Time" of the Exchange is defined in Article I, Section 1.04 of the Agreement as the date and time when the Exchange becomes effective as set forth in the Articles of Share Exchange filed with the North Carolina Secretary of State in accordance with North Carolina law. The Articles of Share Exchange will be filed once the Agreement has been approved by the required governmental and regulatory authorities.


                                     Opinion

In rendering our opinion, we have relied upon (i) the Agreement; (ii) the written representations given by the parties, which are annexed hereto; and
(iii) such other documents as we have deemed necessary or appropriate. We have assumed the genuiness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such copies. We have also assumed that the Agreement reflects all the material facts relating to CBC, Capital, and Home. Our opinion is expressly conditioned on, among other things, the accuracy as of the date hereof, and the continuing accuracy, of all such facts and representations. If any of the representations annexed hereto are incorrect in whole or in part, or if the terms of the Agreement are altered before consummation of the Exchange, such inaccuracies or alterations may have a material effect upon our opinion expressed in this letter.

Based upon the foregoing, and taking into consideration the statements contained in the Section marked "Caveat" below, it is our opinion that:

1.    The Exchange will qualify as a reorganization under Section
      368(a)(1)(B) of the Code;

2. No gain or loss will be recognized by the Home Shareholders upon receipt of the CBC Common Stock solely in exchange for shares of Home Stock;

3. The aggregate federal income tax basis of the CBC Common Stock received by each

Mr. James A. Beck       Page 5

      Home Shareholder will be the same as the aggregate federal income tax basis of the Home Stock surrendered in exchange therefor;

4. The holding period of the CBC Common Stock received by each Home Shareholder will include the period for which the exchanged Home Stock was held, provided the exchanged Home Stock was held as a capital asset by each Home Shareholder on the date of the exchange;




                                     Caveat

The foregoing opinion addresses only the four items set forth herein and, therefore, no tax opinion is hereby expressed regarding any other federal, state, local, or other tax issues or about any other matter not specifically mentioned herein.

No opinion is expressed regarding any tax consequences should Capital exercise its option pursuant to Article VII, Section 7.03.J of the Agreement to merge Home into Capital.

No opinion is expressed regarding the exchange if either CBC or Capital exercises any rights to acquire Home Stock pursuant to the Stock Option Agreement discussed above.

No opinion is expressed regarding the tax consequences of the conversion of outstanding options to purchase common stock of Home into options to purchase common stock of CBC. Holders of Home's outstanding options should consult their own tax advisors regarding the effect of the proposed Exchange.

No opinion is expressed regarding any tax consequences affecting recapture of loan loss reserves and the related bad debt reserves for any of the parties to the Exchange which may arise from the application of Section 585 of the Code.

Our opinion is based on the relevant provisions of the Code, the regulations thereunder, and the judicial and administrative interpretations thereof. There are no assurances that the conclusions reached herein will be accepted by the Internal Revenue Service or judicial authorities if challenged. Any legislative, regulatory, administrative, or judicial decisions subsequent to the date of this opinion may have an impact on the validity of our conclusions. Unless you specifically request otherwise, we will not update our opinion for changes to the law, regulations, or the judicial and administrative interpretations thereof.

Mr. James A. Beck       Page 6

This opinion is being furnished in connection with the Registration Statement on Form S-4 to be filed by CBC. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name in the Agreement and Plan of Reorganization and Share Exchange. This opinion may not be circulated, quoted, or otherwise referred to for any other purpose without our express written consent.

                                                Very truly yours,